UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 23, 2020

NORTHERN STAR ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39691	83-4109918
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, NY		10174
(Address of Principal Executive Offices)		(Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	STIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	STIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	STIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Northern Star Acquisition Corp., a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Northern Star, NSAC Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Northern Star (“Merger Sub”), and BarkBox, Inc., a Delaware corporation (“BARK”).

On December 23, 2020, Matt Meeker, BARK’s co-founder and Executive Chairman, was interviewed on CNBC’s “Closing Bell”. BARK posted a recording of the interview on its Twitter account @BARK. A transcript of the interview is included as Exhibit 99.1 to this Current Report on Form 8-K.

BARK uses, and will continue to use, its websites (including bark.co and barkbox.com), press releases, and various social media channels, including its Twitter account (@BARK), as additional means of disclosing public information to investors, the media and others interested in BARK. It is possible that certain information that BARK posts on its websites, disseminated in press releases and on social media could be deemed to be material information, and BARK encourages investors, the media and others interested in BARK to review the business and financial information that BARK posts on its websites, disseminates in press releases and on the social media channels identified above, as such information could be deemed to be material information.

The information set forth below under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, NORTHERN STAR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) A REGISTRATION STATEMENT ON FORM S-4, WHICH WILL INCLUDE A PROXY STATEMENT/PROSPECTUS, AND CERTAIN OTHER RELATED DOCUMENTS, WHICH WILL BE BOTH THE PROXY STATEMENT TO BE DISTRIBUTED TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH NORTHERN STAR’S SOLICITATION OF PROXIES FOR THE VOTE BY NORTHERN STAR’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT MAY BE DESCRIBED IN THE REGISTRATION STATEMENT, AS WELL AS THE PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SECURITIES OF NORTHERN STAR COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND BARK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND BARK ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORPORATION II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR BARK, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

NORTHERN STAR AND BARK AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING NORTHERN STAR’S REGISTRATION STATEMENT ON FORM S-1, WHICH WAS INITIALLY FILED WITH THE SEC ON SEPTEMBER 29, 2020. BARK AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NORTHERN STAR IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN NORTHERN STAR’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: THE INABILITY OF THE PARTIES TO SUCCESSFULLY OR TIMELY CONSUMMATE THE MERGER, INCLUDING THE RISK THAT ANY REQUIRED

REGULATORY APPROVALS ARE NOT OBTAINED, ARE DELAYED OR ARE SUBJECT TO UNANTICIPATED CONDITIONS THAT COULD ADVERSELY AFFECT THE COMBINED COMPANY; FAILURE TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER; RISKS RELATING TO THE UNCERTAINTY OF THE PROJECTED FINANCIAL INFORMATION WITH RESPECT TO THE BARK; THE RISK THAT SPENDING ON PETS MAY NOT INCREASE AT PROJECTED RATES; THE RISK THAT BARKBOX SUBSCRIPTIONS MAY NOT INCREASE THEIR SPENDING WITH BARKBOX; BARKBOX’S INABILITY TO CONTINUE TO CONVERT SOCIAL MEDIA FOLLOWERS AND CONTACTS INTO CUSTOMERS; BARKBOX’S INABILITY TO SUCCESSFULLY EXPAND ITS PRODUCT LINES AND CHANNEL DISTRIBUTION; COMPETITION; THE UNCERTAIN EFFECTS OF THE COVID-19 PANDEMIC; AND CHANGES IN DOMESTIC AND FOREIGN BUSINESS, MARKET, FINANCIAL, POLITICAL AND LEGAL CONDITIONS.

NEITHER NORTHERN STAR NOR BARKBOX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE BARKBOX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND ACHIEVE BARKBOX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND BARKBOX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND BARKBOX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR BARKBOX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit	Description

99.1	Transcript of CNBC Interview dated December 23, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 28, 2020	NORTHERN STAR ACQUISITION CORP.

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Below is a transcript of a CNBC “Closing Bell” interview with Matt Meeker, Co-Founder and Executive Chairman, BARK. The interview took place on December 23, 2020.

Kayla Tausche, CNBC:

BARK, the e-commerce pet company known for its monthly “BarkBoxs,” announcing it will merge with a SPAC called Northern Star Acquisition Group. The deal values BARK at 1.6 billion dollars. It’s expected to close next year in the second quarter and will trade under the ticker—you guessed it: B-A-R-K.

Joining us now is Matt Meeker, the Co-Founder and Executive Chairman of BARK. Matt it’s great to see you. I’m curious, first off the bat, why now—why is the SPAC the right vehicle for you guys, and where do you expect the market goes once people start going back to work?

Matt Meeker, BARK:

Sure. So, thanks for having me, and the quick answer to why a SPAC or why now has to do with our partners. So we’ve partnered in this with Jon Ledecky, who’s the owner of the New York Islanders, and then Joanna Coles, who is—she’s been on the board of Snap for five years, on the board of Sonos, she’s a consumer products and marketing genius, so just bringing those two people into the company really propels our growth in a pretty significant way. So it’s really about great partners, we’ve always wanted to be a long-term independent public company. We are on that route towards a more traditional IPO. We found this to be a more efficient way that added two great, great partners that add a lot of firepower, so that opens up huge opportunities for growth—next year and long into the future.

Kayla Tausche, CNBC:

I like that the biographic we just showed said that you serve one million plus dogs, because, really—don’t we all just serve our dogs? But in in all seriousness, you have a million monthly active users. There are 63 million American households that have a dog, so how quickly can you get from one million to scale up, and what do you think the ceiling is for these monthly subscriptions?

Matt Meeker, BARK:

Yeah, our mission is to serve all 63 million of those households, so 62 million more to go. And, the mission there is: just grow, grow, grow. So we’ve got a huge opportunity to do that in a few ways. First off, we’re a highly capital efficient company. So over our first nine years, we raised 57 million dollars, and then through this process, in about 30 days, we’ve raised almost 10 times that. So imagine what we can do when we have 10 times the capital we’ve had over our whole history.

And then we’ve got new product lines that are teed up. So where we’ve been serving toys and treats and doing that for now 1.1 million subscribers, we now are moving into food, we’ve moved into health, we’ve moved into home products, like beds and bowls. So that opens up just huge product categories for us to go into. We are the only brand that is creating products across all four of those categories: of fun, food, home, and health. And then in addition, where the 1.1 million subscribers are direct to consumer, or direct to the home, we are also serving now 23,000 retail doors—like Target, PetSmart, Petco—great partners—Costco, I have to mention Costco, and, as well as Amazon, where there’s going to be over four billion dollars spent on dog products next year. And then that’s just the U.S. We’re really, really thrilled where the whole world is obviously an opportunity. And we’ve brought in a new CEO, a hundred days ago today—100 days. Manish Joneja, who joined us from Amazon, where he was a director of global e-commerce expansion, so that is the perfect person to take BARK globally.

Sara Eisen, CNBC:

I feel like part of part of what is so buzzy about your company, Matt, is the actual toys themselves—the Home Alone shoe toys for instance—so good. How do you come up with these, and how much is social media helping drive your success? A lot of them are really Instagrammable.

Matt Meeker, BARK:

Yeah, they are. And we have a fantastic creative team, and it is Instagrammable. In fact, we’re trying to create stories and characters from the very beginning, and then we put them out there. I think I’ve got—this is—well a couple here. They’re all Instagrammable and cool, you know? You’ve got—I just heard the breaking news right before—but we’ve got the “Dognald” here, the Dognald he grunts like a winner, he doesn’t squeak. And then one of our most popular with the Reddit crowd is Consuelo the Cactus. When the dog tears her apart, the dog will find another toy inside. She’s happy on the outside, she’s sad on the inside. Um, it’s complicated. So these are designed with that intention: that they’re going to go viral, if you will, out in the world. And I leave that—I have to tell you—I leave that to our creative team. I’m not that creative.

Kayla Tausche, CNBC:

Well, I like that the noise that they make—it’s enough to make you go crazy. Matt, you talked about how pet adoptions are up this year, spending is up 21% for pets. Obviously, people who are at home have more time to take care of them. But we’re asking executives from every sector: how does life change— how do your numbers change, how do your earnings change, once people start going back to the office, now that we do see this light at the end of the tunnel for the economy, this spring? Do people spend less on their pets because they’re not around them all the time?

Matt Meeker, BARK:

No, and I’m thrilled we’re going back at—looks like you said, this year—so very happy about that. And we’ve had great growth leading up to this—certainly had that wind at our back this year. The growth opportunity for us, though, is in those new categories of—like food, where we have Bark Eats. We’ve been running this in Columbus, Ohio for about a year, trialed a great service. And the food market is about 25 billion dollars of spend here in the US, so that’s a huge growth accelerant. And what we do—we know our customers so well. We talked to over a quarter of those 1.1 million subscribers every month, we take that information that we learn from them, and then we cross-sell and introduce them to new product, like food. So this opens up our opportunity much, much bigger. The other thing is, everything that we sell, we make—it’s ours. So we enjoy a really healthy gross margin of 60 percent or higher. That allows us to take a lot of that and fuel it into marketing and growth.

And then finally, or—I love the subscription model. So we’re carrying all this growth forward with us in the next year. It’s highly predictable, but it also gives us so much data to use and get smarter and make better products like you just saw there.

Sara Eisen, CNBC:

Matt thank you for joining us. We will keep an eye on that. Matt Meeker, Co-founder of BarkBox and Executive Chairman.

Matt Meeker, BARK:

Thank you. Thanks a lot. Appreciate it.